News Release
CIBC Announces Fourth Quarter And Fiscal 2008 Results

CIBC’s 2008 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.
(Toronto, ON — December 4, 2008) — CIBC announced net income of $436 million for the fourth quarter ended October 31, 2008, up from $71 million for the third quarter ended July 31, 2008. Diluted earnings per share (EPS) were $1.06, compared with $0.11 for the third quarter. Cash diluted EPS were $1.091, compared with $0.131 last quarter. Return on equity for the fourth quarter ended October 31, 2008 was 14.8%.
     CIBC’s Tier 1 capital ratio strengthened to 10.5% at October 31, 2008 up from 9.8% at July 31, 2008.
     CIBC’s results for the fourth quarter of 2008 were affected by the following items of note aggregating to a negative impact of $0.48 per share.
•	A net favourable impact from tax-related items of $463 million ($1.21 per share), including a tax benefit related to Enron-related litigation settlements of $486 million ($1.27 per share);

•	Loss on structured credit run-off activities of $479 million ($323 million after-tax, or $0.84 per share), which includes credit valuation adjustments for financial guarantors of $1,269 million ($854 million after-tax, or $2.24 per share), a gain on the reduction of an unfunded commitment to a variable funding note of $895 million ($603 million after-tax, or $1.58 per share), as well as other write-downs and expenses totalling $105 million ($72 million after-tax, or $0.18 per share);

•	Other mark-to-market gains and losses, valuation adjustments and write-downs aggregating to a loss of $193 million ($116 million after-tax, or $0.31 per share);

•	Foreign exchange gain of $112 million ($92 million loss after-tax, or $0.24 loss per share) on the repatriation of capital and retained earnings from foreign operations;

•	Higher than normal severance accruals of $122 million ($82 million after-tax, or $0.21 per share);

•	Losses related to leveraged leases of $51 million ($34 million after-tax, or $0.09 per share).
     Consistent with recent amendments and clarifications of accounting standards, the following changes in valuation and classification of certain trading assets were made effective August 1, 2008:
•	Given inactive markets for collateralized loan obligations (CLO) and related credit derivatives, fair value estimates for these instruments were adjusted to additionally consider values provided by our internal models rather than rely exclusively on indicative broker quotes. This resulted in a net improvement to fair values of $310 million as at August 1, which reduced the above noted loss in the quarter on our structured credit run-off activities.

•	CLO and trust preferred securities notional totaling $6.4 billion (US$6.3 billion) were reclassified from trading to held-to-maturity. As a result, unrealized losses of $629 million during the quarter in the estimated fair value of these securities were not charged to earnings.

•	Other securities notional totaling $0.9 billion (US$0.9 billion) were reclassified from trading to available-for-sale. The change in fair value of these securities during the quarter was not material.
     CIBC’s net income of $436 million for the fourth quarter of 2008 compared with net income of $884 million for the fourth quarter of 2007. Diluted EPS of $1.06 and cash diluted EPS of $1.091 for the fourth quarter of 2008 compared to diluted EPS of $2.53 and cash diluted EPS of $2.551, respectively, for the same period last year, which included items of note aggregating to a positive impact of $0.25 per share.
     For the year ended October 31, 2008, CIBC reported a net loss of $2.1 billion and a diluted loss per share of $5.89, which included losses within CIBC’s structured credit run-off business of $4.9 billion, or $13.45 per share. These results compared to net income of $3.3 billion and diluted EPS of $9.21 for 2007.
     “While conditions across the financial services industry were challenging in 2008, we took broad-based actions across CIBC to manage through the environment,” says Gerry McCaughey, CIBC President and CEO. “As a result of the actions we took to reduce risk and strengthen our capital position, we are heading into 2009 with the strongest capital position among the major commercial banks in North America. Our capital strength, combined with our client focus and the strength of our Canadian concentrated core retail and wholesale businesses, positions CIBC well in this uncertain environment.”

Update on business priorities
Capital strength
Going into 2008, CIBC emphasized capital strength as a key priority.
     In January of 2008 CIBC raised $2.9 billion of common equity before the financial markets experienced broad-based deterioration. Our capital raise, together with business exits, ongoing earnings and asset reduction initiatives, contributed to CIBC’s strong Tier 1 capital ratio of 10.5%, total capital ratio of 15.4% and total common equity of $11.2 billion at the end of 2008.
     CIBC’s Tier 1 capital ratio of 10.5% exceeds regulatory requirements of 7% and CIBC’s medium-term target of 8.5%. This capital strength is prudent given the uncertain environment, and provides CIBC with a solid foundation for future investment and growth.
     “A major area of focus for CIBC in 2008 was building capital and reducing our structured credit run-off portfolio as market conditions deteriorated,” says McCaughey. “As we head into 2009, our capital position is strong and contingent risk within the run-off portfolio has been significantly reduced.”
Business strength
While emphasizing balance sheet strength and run-off activities, CIBC has remained focused on its core businesses.
     CIBC Retail Markets reported net income of $2.3 billion in 2008. Profitability was supported by volume growth and expense discipline. The fundamentals of our retail business remain strong.
     Against the backdrop of highly competitive industry conditions and a more challenging environment, CIBC Retail Markets maintained solid market share in key product areas and continued to invest in its distribution, advisory and product capabilities.
     Throughout 2008, CIBC strengthened its distribution network through investment in new branches, longer branch hours, upgrades to the ABM network and expanded telephone banking capacity, all of which ensure the continued strength and long-term growth of CIBC’s retail platform.
     In the area of advice, CIBC remains a market leader in Canada. During 2008, CIBC extended its client capabilities in areas such as tax, estate, trust and succession planning, as well as portfolio management and financial planning.
     An important part of CIBC’s retail strategy is to leverage its market leadership in the key area of loyalty programs. During 2008, CIBC extended its Aeroplan™ offer to more of its clients, including the addition of Aeroplan miles to new products such as the CIBC Unlimited chequing account.
CIBC World Markets reported a loss of $4.2 billion in 2008 as a result of the structured credit losses.
     CIBC World Markets was repositioned in 2008 to reduce risk and strengthen alignment with CIBC’s desired risk profile and strategic imperative of consistent and sustainable performance over the long term. CIBC World Markets sold its U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses to Oppenheimer Holdings Inc., exited its leveraged finance activities in London, and placed its structured credit business in run-off. Certain other activities within continuing businesses were also reduced, including derivatives trading and asset-backed commercial paper conduits.
     Under a new management team, CIBC renewed its CIBC World Markets strategy around four core businesses — global equities; fixed income and currencies; investment, corporate and merchant banking; and real estate finance. In the face of extremely challenging market conditions and the distractions of internal repositioning, these businesses performed well in 2008 and continued to provide value to clients.
Productivity
CIBC achieved further improvements in 2008 in the area of productivity.
          CIBC’s target for 2008 was to hold expenses flat relative to the fourth quarter of 2006, excluding FirstCaribbean International Bank (FirstCaribbean) and exited/sold businesses. For the third consecutive year, CIBC exceeded its annual expense target.
          CIBC’s strategic target is to achieve a median efficiency ratio among its Canadian bank peer group.
          “In 2009, we expect further opportunities to maintain expense discipline, particularly from reducing trailing infrastructure expenses associated with our business exits,” says McCaughey. “We are placing equal emphasis on achieving revenue improvements, which are necessary to achieve our strategic target on a sustainable basis over the long term.”

CIBC Fourth Quarter 2008 News Release	2

Review of fourth quarter results
Net income of $436 million was down $448 million from the fourth quarter of 2007 and up $365 million from the third quarter of 2008.
     Net interest income of $1,377 million was up $137 million from the fourth quarter of 2007, primarily due to volume growth in retail products, higher net interest income from FirstCaribbean and lower trading-related interest expense, partially offset by losses on leveraged leases. Net interest income was up $50 million from the prior quarter, primarily due to lower trading-related interest expense and volume growth in retail products, partially offset by interest income on tax reassessments in the prior quarter.
     Non-interest income of $827 million was down $879 million from the fourth quarter of 2007, primarily due to higher charges on credit protection purchased from financial guarantors, a gain from the completion of Visa’s worldwide restructuring in the fourth quarter of 2007, higher merchant banking losses/write-downs, higher trading valuation adjustments, losses on mortgage-backed securities and the impact of the sale of some of our U.S. businesses. These factors were partially offset by a gain on the reduction of our unfunded commitment to a variable funding note (VFN), higher gains associated with corporate loan hedging programs, and the foreign exchange gain on the repatriation of capital and retained earnings. Non-interest income was up $249 million from the prior quarter, primarily due to the gain on the reduction of our commitment to a VFN, higher gains associated with corporate loan hedging programs and the foreign exchange gain on the repatriation of capital and retained earnings. These factors were partially offset by higher charges on credit protection purchased from financial guarantors, higher merchant banking losses/write-downs and higher trading valuation adjustments.
     Provision for credit losses of $222 million was up $90 million from the fourth quarter of 2007, primarily due to higher losses in the cards portfolio, as well as lower recoveries and higher losses in the corporate lending portfolio. Provision for credit losses was up $19 million from the prior quarter primarily due to higher losses in the cards portfolio, partially offset by higher recoveries and reversals in the corporate lending portfolio.
     Non-interest expenses of $1,927 million were up $53 million from the fourth quarter of 2007, primarily due to higher severance accruals, higher occupancy costs and higher computer and other equipment expenses, partially offset by lower advertising and business development expenses and lower communication expenses. Non-interest expenses were up $202 million from the prior quarter, primarily due to higher severance accruals, higher occupancy costs and higher computer and other equipment expenses.
     An income tax benefit of $384 million in the fourth quarter of 2008 compared to an income tax expense of $45 million a year ago, primarily due to the recognition of a tax benefit related to Enron-related litigation settlements and lower income, partially offset by the impact of the repatriation of capital and retained earnings. The income tax benefit of $384 million in the fourth quarter compared with an income tax benefit of $101 million in the prior quarter, primarily due to the recognition of the tax benefit related to Enron-related litigation settlements, partially offset by the impact of the repatriation of capital and retained earnings and higher income.
CIBC Retail Markets
CIBC Retail Markets reported net income of $523 million, down $437 million from the fourth quarter of 2007, which included the Visa gain of $381 million after-tax.
     Revenue of $2,288 million was down $506 million from the fourth quarter of 2007, primarily due to the Visa gain of $456 million in the fourth quarter of 2007. Strong volume growth primarily in cards, mortgages and deposits was offset by the combination of weaker equity markets, lower spreads and lower treasury revenue allocations.
     Provision for credit losses of $232 million was up $82 million from the fourth quarter of 2007, primarily due to higher losses in the cards portfolio due to a combination of volume growth, higher loss rates and an increase in the provision related to the expiry of previous card securitizations, partially offset by lower personal lending loss rates.
     Non-interest expenses of $1,363 million were down $39 million from the fourth quarter of 2007 primarily due to lower variable compensation costs as a result of the decline in market conditions in 2008, as well as the overall favourable impact of productivity initiatives on direct operating expenses.
     Income tax expense of $164 million was down $107 million from the fourth quarter of 2007, primarily due to $75 million of tax on the Visa gain in the fourth quarter of 2007 and lower income in the fourth quarter of 2008.
CIBC World Markets
CIBC World Markets reported net income of $133 million, compared with a net loss of $538 million for the third quarter of 2008.
     Revenue of $(318) million in the fourth quarter compared with revenue of $(598) million in the third quarter. The improvement in revenue was primarily due to lower losses related to structured credit run-off activities and higher mark-to-market gains on corporate loan hedges, partially offset by higher merchant banking losses/write-downs and higher valuation adjustments in trading portfolios.

CIBC Fourth Quarter 2008 News Release	3

     Non-interest expenses of $288 million were up $22 million from the third quarter, primarily due to higher expenses related to structured credit run-off and other exited activities.
     Income tax benefit of $726 million was up from a benefit of $333 million in the third quarter, primarily due to the recognition of the tax benefit related to Enron-related litigation settlements, partially offset by a lower net loss before tax.
     As at October 31, 2008, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $2.3 billion (US$1.9 billion). Market and economic conditions relating to these financial guarantors may change in the future, which could result in significant future losses.
Corporate and Other
Corporate and Other reported a net loss of $220 million, compared with net income of $36 million for the fourth quarter of 2007.
     Revenue of $234 million was up $87 million from the fourth quarter of 2007, primarily due to the net foreign exchange gain from the repatriation of capital and retained earnings during the fourth quarter of 2008, partially offset by lower revenue from hedges of share appreciation rights (SARs).
     Non-interest expenses of $276 million were up $161 million from the fourth quarter of 2007, primarily due to higher unallocated corporate support costs, including higher severance accruals, partially offset by lower expenses related to SARs.
     An income tax expense of $178 million in the fourth quarter of 2008 compared to an income tax benefit of $4 million in the fourth quarter of 2007. The fourth quarter of 2008 included higher tax expense related to the repatriation of capital and retained earnings from foreign operations.
Our Balanced Scorecard

	Medium-term objectives	2008 Results[2]	Comments
Earnings Per Share (EPS) Growth	Diluted EPS growth of 5-10% per annum, on average, over the next 3-5 years.	2008 loss per share of $5.89 compared to 2007 EPS of $9.21	EPS was affected by items discussed in the “Overview” section of the MD&A.

Return on Equity (ROE)	Return on average common equity of at least 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity).	(19.4)%	ROE was affected by items discussed in the “Overview” section of the MD&A.

Capital Strength	Tier 1 capital ratio target of 8.5%.	Tier 1 capital ratio : 10.5%	Capital ratios are well above our targets.

	Total capital ratio target of 11.5%.	Total capital ratio : 15.4%

Business Mix	At least 75% retail (as measured by economic capital).

	Going forward, CIBC World Markets has an objective to achieve annual net income between $300 and $500 million through the cycle from its continuing businesses.	65%/35% retail/wholesale	Business mix was affected by capital allocated to the structured credit run-off portfolio.

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances, net of reverse repurchase agreements (loan loss ratio) between 50 and 65 basis points through the business cycle.	Loan loss ratio: 42 basis points	Loan loss performance was better than our objective.

	Maintain the carrying value of our merchant banking portfolio below $1.2 billion[3].	Merchant banking portfolio: $1.1 billion	The carrying value of our merchant banking portfolio remains below our target.

CIBC Fourth Quarter 2008 News Release	4

	Medium-term objectives	2008 Results[2]	Comments
Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)1).	Cash efficiency ratio (TEB)[1] : 183.5%	Cash efficiency ratio was affected by items discussed in the “Overview” section of the MD&A.

	Hold expenses flat relative to annualized 2006 fourth quarter expenses, excluding FirstCaribbean and exited/sold businesses (annualized 2006 fourth quarter expenses of $7,568 million includes annualized 2006 fourth quarter expenses related to exited/sold businesses of $464 million and no expenses related to FirstCaribbean).	2008 non-interest expenses of $7,201 million (includes expenses related to exited/sold businesses of $183 million and FirstCaribbean expenses of $372 million)	We achieved our expense target for the third consecutive year.

Dividend Payout Ratio	40%-50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions).	Dividend payout ratio: >100%	Dividend payout ratio was affected by items discussed in the “Overview” section of the MD&A.

Total Shareholder Return	Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	Five years ended October 31, 2008: CIBC: 11.4% Bank Index: 43.7%	We underperformed in 2008 as a result of our structured credit exposures.
Making a difference in our communities
With a strategic focus on health, education and youth, CIBC is committed to supporting causes that matter to clients, employees and communities.
     On October 5, 2008, in 55 communities across Canada, 170,000 people joined together in the annual Canadian Breast Cancer Foundation CIBC Run for the Cure, the largest one-day fundraising event for breast cancer research. In total, $28.5 million was raised, including $3 million from Team CIBC and pink products to help create a future without breast cancer. CIBC also announced additional contributions this quarter totaling more than $2 million in support of breast cancer initiatives to organizations including: William Osler Health Centre Foundation, Credit Valley Hospital, Dr. H. Bliss Murphy Cancer Care Foundation and Women’s College Hospital.
     As part of its ongoing commitment to support youth and education, CIBC awarded 30 CIBC Youthvision™ Scholarships, valued at up to $34,000 each to Grade 10 students enrolled in a mentoring program with Big Brothers Big Sisters Canada and the YMCA. A total of 300 scholarships have been awarded to students across Canada since the first scholarship was awarded in 1999. This program represents a multi-year commitment of more than $10 million. CIBC also has a long-standing history of working with Frontier College to support their literacy programs for children, youth and adults across the country. A new commitment of $225,000 will include funding for a number of the Homework Clubs across Canada to provide one-to-one after school tutoring for children in grades three to eight.

Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information below forms a part of this press release.
Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.
(The board of directors of CIBC reviewed this press release prior to it being issued.)

CIBC Fourth Quarter 2008 News Release	5

A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2009 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this press release or in other communications except as required by law.

[1]	For additional information, see the “Non-GAAP measures” section in CIBC’s Q4/08 Supplementary Financial Information available on www.cibc.com.

[2]	For additional information, see the “Overview” section of CIBC’s 2008 Management Discussion and Analysis available at www.cibc.com.

[3]	Going forward, we are withdrawing this objective from our balanced scorecard.

CIBC Fourth Quarter 2008 News Release	6

Fourth Quarter Financial Highlights

		As at or for the three months ended			As at or for the year ended
		2008	2008	2007	2008	2007
	Unaudited	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

	Common share information
Per share	- basic earnings (loss)	$1.07	$0.11	$2.55	$(5.89)	$9.30
	- cash basic earnings (loss) (1)	1.09	0.13	2.57	(5.80)	9.38
	- diluted earnings (loss)	1.06	0.11	2.53	(5.89)	9.21
	- cash diluted earnings (loss) (1)	1.09	0.13	2.55	(5.80)	9.30
	- dividends	0.87	0.87	0.87	3.48	3.11
	- book value	29.40	28.40	33.31	29.40	33.31
Share price	- high	65.11	76.75	103.30	99.81	106.75
	- low	49.00	49.56	87.00	49.00	87.00
	- closing	54.66	61.98	102.00	54.66	102.00
	Shares outstanding (thousands)
	- average basic	380,782	380,877	334,849	370,229	336,092
	- average diluted	381,921	382,172	337,927	371,763	339,316
	- end of period	380,805	380,732	334,989	380,805	334,989
	Market capitalization ($ millions)	$20,815	$23,598	$34,169	$20,815	$34,169

	Value measures
	Price to earnings multiple (12 month trailing)	n/m	n/m	11.1	n/m	11.1
	Dividend yield (based on closing share price)	6.3%	5.6%	3.4%	6.4%	3.0%
	Dividend payout ratio	81.6%	n/m	34.1%	n/m	33.4%
	Market value to book value ratio	1.86	2.18	3.06	1.86	3.06

	Financial results ($ millions)
	Total revenue	$2,204	$1,905	$2,946	$3,714	$12,066
	Provision for credit losses	222	203	132	773	603
	Non-interest expenses	1,927	1,725	1,874	7,201	7,612
	Net income (loss)	436	71	884	(2,060)	3,296

	Financial measures
	Efficiency ratio	87.4%	90.5%	63.6%	n/m	63.1%
	Cash efficiency ratio, taxable equivalent basis (TEB) (1)	86.0%	88.0%	60.9%	n/m	61.3%
	Return on equity	14.8%	1.6%	30.3%	(19.4)%	28.7%
	Net interest margin	1.60%	1.54%	1.45%	1.51%	1.39%
	Net interest margin on average interest-earning assets	1.90%	1.82%	1.67%	1.78%	1.59%
	Return on average assets	0.51%	0.08%	1.03%	(0.60)%	1.00%
	Return on average interest-earning assets	0.60%	0.10%	1.19%	(0.71)%	1.15%
	Total shareholder return	(10.61)%	(15.25)%	11.2%	(43.50)%	20.2%

	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$88,130	$89,468	$100,247	$88,130	$100,247
	Loans and acceptances	180,323	173,386	170,678	180,323	170,678
	Total assets	353,930	329,040	342,178	353,930	342,178
	Deposits	232,952	228,601	231,672	232,952	231,672
	Common shareholders’ equity	11,200	10,813	11,158	11,200	11,158
	Average assets	342,621	343,396	340,236	344,865	328,520
	Average interest-earning assets	288,544	290,598	294,591	292,159	286,682
	Average common shareholders’ equity	10,896	10,664	11,191	11,261	10,905
	Assets under administration	1,047,326	1,134,843	1,170,407	1,047,326	1,170,407

	Balance sheet quality measures
	Common equity to risk-weighted assets (2)	9.5%	9.1%	8.8%	9.5%	8.8%
	Risk-weighted assets ($ billions) (2)	$117.9	$118.5	$127.4	$117.9	$127.4
	Tier 1 capital ratio (2)	10.5%	9.8%	9.7%	10.5%	9.7%
	Total capital ratio (2)	15.4%	14.4%	13.9%	15.4%	13.9%

	Other information
	Retail / wholesale ratio (3)	65% / 35%	67% / 33%	73% / 27%	65% / 35%	73% / 27%
	Regular workforce headcount	39,698	40,251	40,457	39,698	40,457

(1)	For additional information, see the “Non-GAAP measures” section in the “Q4/08 Supplementary Financial Information” available on www.cibc.com.

(2)	Beginning Q1/08, these measures are based upon Basel II framework whereas prior quarters were based upon Basel I methodology.

(3)	The ratio represents the amount of capital attributed to the business lines as at the end of the period.

n/m	Not meaningful due to the net loss.
CIBC Fourth Quarter 2008